FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Tate, John W.		2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                   ___ 10% Owner
  X   Officer (give                  ___  Other (specify below)

Chief Financial Officer and President,
Manufacturing and Distribution Division

(Last) (First) (Middle) 370 Knollwood Street, Suite 500		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year
(Street) Winston-Salem, NC 27103				5. If Amendment, Date of Original (Month/Day/Year) March 2002 (2)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/27/02	3/27/02	M		15,000	A	$16.22
Common Stock	3/27/02	3/27/02	S		15,000	D	$40.78	8,000	D

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$16.22	3/27/02	3/27/02	M			15,000(2)	(1)	1/31/11	Common Stock	15,000		55,000	D

Explanation of Responses:

(1)  The option vests in four equal annual installments beginning January 31, 2002.
(2)  This amendment corrects an inadvertent error in the March 2002 Form 4.  Options that were shown as being acquired are now correctly shown as being disposed.

/s/ John W. Tate John W. Tate **Signature of Reporting Person	March 3, 2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure